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September 18, 2006
Daniel F. Duchovny, Esq.
Special Counsel, Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	World Air Holdings, Inc. (the “Company”) Schedule TO-C filed September 5, 2006 Schedule TO-I filed September 11, 2006 SEC File No. 005-45697
Dear Mr. Duchovny:
     This letter will respond to your letter addressed to the undersigned as counsel to the Company, dated September 13, 2006. For convenience, we have repeated your comments, followed by the Company’s response.
     We would appreciate your reviewing this response before we file our purposed amendment so that, if you do not agree with the approach we have taken, we can discuss any remaining issues before we amend the filing.
Schedule TO-I
Item 11. Additional Information
1.	With respect to your disclosure in subsection (a), please tell us why you need to qualify your disclosure “to [your] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Also apply this comment to the disclosure in the first full paragraph of page 30 of your offer document.

Response: With respect to our disclosure in subsection (a) of Item 11 of Schedule TO-I, we have revised the disclosure to delete the words “to the knowledge of the Company.”

We used the words “to the best of our knowledge” in the first full paragraph of page 30 of the Offer to Purchase only with respect to the Company’s affiliates, directors and executive officers. We believe that the Company made an appropriate inquiry concerning the Company’s affiliates, directors and executive officers with respect to the matters referred to in clauses (i) and (ii) of that paragraph, including a review of filings with the Securities and Exchange Commission (“SEC”) related to the Company. In addition, each of the Company’s directors and executive officers completed a
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Daniel F. Duchovny, Esq.
September 18, 2006

questionnaire concerning such matters, which the Company reviewed. Based upon such reviews, the Company made the representation set forth in such paragraph concerning its affiliates, directors and executive officers. We believe that the knowledge qualifier, while not appropriate for the Company itself, is appropriate for the representations the Company made concerning its affiliates, directors and executive officers since the representations made by them refer, among other matters, to the absence of agreements or arrangements which the Company might not be a party to and to transactions in Company securities as to which the Company might not have knowledge.
Offer to Purchase
Purchase of Shares and Payment of Purchase Price, page 21
2.	We note that you may not commence payments for tendered securities until up to ten business days after the expiration of the offer. Please address your ability to do so and comply with the requirements of Rule 13e-4(f)(5).

Response: Rule 13e-4(f)(5) requires the issuer to either pay the consideration offered or return the tendered securities promptly (emphasis supplied) after the termination or withdrawal of the tender offer. The Company will need three business days for securities covered by notices of guaranteed delivery. We will shorten the additional time (following the period for guaranteed deliveries) to three business days to allow the Company to compute the applicable purchase price for the tender offer and to pay the consideration to all of the stockholders whose tendered securities are accepted for payment and return the tendered securities that are not accepted for payment. We believe that a total of six business days to accomplish such matters for a modified Dutch auction tender offer is reasonable and should be considered “prompt” under Rule 13e-4(f)(5). We will amend the Offer to Purchase to reflect this change.
Conditions of the Tender Offer, page 22
3.	Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Daniel F. Duchovny, Esq.
September 18, 2006

Response: The Company supplementally advises the staff of the SEC that in the event a condition to the tender offer occurs, the Company understands that it must decide to either proceed with the offer or to waive the condition. If the Company decides to proceed with the offer, the Company will be deemed to have waived the condition. The Company acknowledges that, depending on the materiality of the waived condition and the number of days remaining in the tender offer, the Company may be required to extend the tender offer and recirculate new disclosure to the security holders. The Company further acknowledges that the Company cannot simply fail to assert a triggered tender offer condition and thus effectively waive it without officially doing so.
Source and Amount of Funds, page 19
4.	Please provide the disclosure required by Item 1007(d)(2) of Regulation M-A with respect to any plans or arrangements to finance or repay the credit facility from Wachovia Bank.

Response: Pursuant to Item 1007(d)(2) of Regulation M-A, if all or any part of the funds required for the tender offer are borrowed, the Company must briefly describe any plans or arrangements to finance or repay the loan, or, if no plans or arrangements have been made, to make a statement to that effect. Our disclosure under Section 9 of the Offer to Purchase provides the following concerning arrangements to repay amounts borrowed under the Company’s revolving credit agreement with Wachovia Bank:
“The Credit Agreement provides for a revolving loan facility that we repay on a daily basis from, and to the extent of, collected accounts receivable.”
In the event the Company needs to borrow funds under its credit agreement with Wachovia Bank to pay all or any part of the purchase price for the tendered securities, such loans will be repaid in the manner provided above, i.e. daily to the extent of collected accounts receivable until it is fully repaid.
Letter of Transmittal
5.	We note that on page 6 of the Letter of Transmittal you improperly require tendering security holders to represent that they “understand” the terms of the tender offer. Please revise to delete the requirement that security holders represent that they “understand” the offer. Alternatively, amend the form to include a legend in bold typeface that indicates you do not view the representation made by security holders that they understand the offer materials as a waiver of liability and that you promise not to assert that this provision constitutes a waiver of liability.

Daniel F. Duchovny, Esq.
September 18, 2006

Response: We will revise the disclosure on page 6 of the Letter of Transmittal to delete the requirement that tendering security holders represent that they “understand” the terms of the tender offer.
* * *
     An Amendment No. 1 to Schedule TO filed by the Company will be filed in response to Comment No. 2 and Comment No. 5 and the changes to the Offer to Purchase and the Letter of Transmittal made in the Amendment will be marked.
     Please telephone the undersigned or Suzanne Roberts at 404-572-6896 to advise us whether or not our response in this letter and the proposed Amendment No. 1 will resolve the comments made in your letter.
     Thank you for your cooperation.

Very truly yours,
/s/ G. William Speer
G. William Speer
For POWELL GOLDSTEIN LLP

cc:	Mark M. McMillin, Esq. Suzanne Roberts, Esq.